[LOGO] NTE
       LISTED
       NYSE                                                         NEWS RELEASE
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REPRESENTED BY PAN PACIFIC I.R. LTD.                      CONTACT: Lorne Waldman
1790 - 99 WEST HASTINGS STREET                                         President
VANCOUVER, BC, CANADA V6C 2W2                     E-MAIL: shareholder@namtai.com
TEL: (604) 669-7900  FAX: (604) 669-7816                    WEB:  www.namtai.com
TOLL FREE TEL/FAX: 1-800-661-8831


                            NAM TAI ELECTRONICS, INC.
                           Recent Share Price Movement

VANCOUVER, CANADA -- April 29, 2004 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE; CBOE Symbol: QNA; Frankfurt Stock Exchange
Symbol: 884852) today stated that it has noted the recent increase in the trading volume and decrease in price of the shares of the Company and wishes to confirm that the business of the Company is running normally and smoothly. The Company will make appropriate announcements if there are any material corporate developments or material changes in its business.

First Quarter Results

Nam Tai Electronics, Inc.'s first quarter earnings will be released tomorrow, April 30, 2004 after the close of the market. The Company will hold a conference call on Monday, May 3, 2004 at 10:00 a.m. Eastern Time for analysts to discuss the first quarter results with management. Shareholders, media, and interested investors are invited to listen to the live conference call over the Internet by going to www.namtai.com and clicking on the conference call webcast link or over the phone by dialing (612) 288-0329.

SARS Concerns

Some people have been expressing concern about the return of SARS, or severe acute respiratory syndrome in China. The Company would like to confirm that there have been no cases of SARS in its factory or in the area in which it operates.

Merrill Lynch Analyst Report

Some shareholders have recently expressed confusion and concerns with the April 26, 2004 Merrill Lynch Analyst report which seems to contain some contradictions with their earlier report. An April 6, 2004 Flash Note issued by Merrill Lynch recommending Nam Tai as a Buy, stated its belief that the recent increase in Nam Tai's ownership in TCL Mobile from 3% to 9% helps to fill-in the missing net income from carving out 25% of NTE&E for a Hong Kong listing. The report highlighted that the TCL Mobile investment will likely contribute US$ 6 million to Nam Tai's net profit and is building a stronger partnership with TCL Mobile. In the April 26, 2004 report Merrill Lynch downgraded Nam Tai from a Buy to Neutral citing ramifications that it sees from the upcoming Hong Kong Stock Exchange Listing. Nam Tai has no comments on the recent analyst report except that it is also surprised and confused.

About Nam Tai

Nam Tai is an electronics manufacturing and design services provider to original equipment manufacturers of telecommunications and consumer electronic products. Through its electronics manufacturing services operations, Nam Tai manufacture electronic components and subassemblies, including LCD panels, LCD modules, radio frequency modules, flexible printed circuit subassemblies and image sensors. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. Nam Tai also manufacture finished products, including cellular phones,


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palm-sized PCs, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones.

Safe Harbor

Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Nam Tai intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond Nam Tai's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Nam Tai does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.


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